Exhibit 12.b

CNF INC.

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Year Ended December 31,

(Dollars in thousands)	2002		2001		2000		1999		1998
Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$23,558		$27,992		$29,972		$25,972		$32,627
Capitalized interest	455		864		4,636		5,864		2,342
Amortization of debt expense	1,321		1,064		1,044		908		822
Dividend requirement on Series B Preferred Stock (1)	10,331		10,606		10,808		10,992		12,133
Dividend requirement on preferred securities of subsidiary trust	6,250		6,250		6,250		6,250		6,250
Interest component of rental expense (2)	19,564		25,033		38,161		41,363		40,750

Fixed Charges	$61,479		$71,809		$90,871		$91,349		$94,924

Earnings (Loss):
Income (Loss) from continuing operations before taxes (3)	$146,244		$(695,933)		$261,196		$332,260		$253,812
Fixed charges:	61,479		71,809		90,871		91,349		94,924
Capitalized interest	(455)		(864)		(4,636)		(5,864)		(2,342)
Preferred dividend requirements (4)	(10,331)		(10,606)		(10,808)		(10,992)		(12,133)

	$196,937		$(635,594)		$336,623		$406,753		$334,261

Ratio	3.2	x	(8.9	)x	3.7	x	4.5	x	3.5	x
Deficiency in the coverage of fixed charges by earnings (loss) before fixed charges	—		(707,403)		—		—		—

(1)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by CNF’s Thrift and Stock Plan.

(2)	Estimate of the interest portion of lease payments.

(3)	For the year ended December 31, 2001, results included a $652.2 million loss from restructuring charges at Emery and Menlo Worldwide Logistics’ $47.5 million loss from the business failure of a customer.

(4)	Preferred stock dividend requirements included in Combined Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.